KW 3/13/14

[redacted]

14048077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE, IL 62226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY J. HEET (618) 277-1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – if individual, state last, first, middle name)

260 CHESTERFIELD INDUSTRIAL BLVD CHESTERFIELD, MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, JEFFREY J. HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC. as of DECEMBER 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey J Heet
Signature

President
Title

J Rossi
Notary Public

"OFFICIAL SEAL"
J ROSSI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES NOV 17, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Cardinal Investments, Inc.
Belleville, IL

Report on the Financial Statements

We have audited the accompanying financial statements of Cardinal Investments, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in the supplemental information located on pages 12-13 are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC
February 21, 2014

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash	$ 27,940	$ 40,950
Deposits with Clearing Organizations	35,000	35,000
Commissions Receivable	31,516	25,211
Other Receivable	1,223	-
TOTAL CURRENT ASSETS	95,679	101,161
FIXED ASSETS		
Furniture and Equipment	80,490	80,490
Leasehold Improvements	1,200	1,200
Accumulated Depreciation	(79,755)	(79,178)
TOTAL FIXED ASSETS	1,935	2,512
OTHER ASSETS		
Deferred Tax Asset	545	545
Due from Officer	16,884	11,884
TOTAL OTHER ASSETS	17,429	12,429
TOTAL ASSETS	$ 115,043	$ 116,102

CARDINAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013 and 2012

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts Payable	$ 360	$ 1,851
Commissions Payable	3,009	4,449
Income Tax Payable	1,477	741
TOTAL CURRENT LIABILITIES	4,846	7,041
LONG TERM LIABILITIES		
	-	-
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	4,846	7,041
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding	800	800
Additional Paid-in Capital	34,715	34,715
Retained Earnings	74,682	73,546
TOTAL STOCKHOLDERS' EQUITY	110,197	109,061
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 115,043	$ 116,102

CARDINAL INVESTMENTS, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2013 and 2012

	2013	%	2012	%
INCOME				
Commission and Fee Income	$ 433,145	100.00	$ 497,799	100.00
Investments	-	0.00	-	0.00
TOTAL INCOME	433,145	100.00	497,799	100.00
OPERATING EXPENSES				
Administration	709	0.16	1,252	0.25
Bank Service Fees	30	0.01	15	0.00
Outside Brokers Commissions	61,014	14.09	61,790	12.41
Depreciation Expense	578	0.13	1,235	0.25
Dues and Subscriptions	4,491	1.04	3,978	0.80
Donations	-	-	1,450	0.29
Clearing fees	32,035	7.40	39,761	7.99
Salaries	240,800	55.59	293,250	58.91
Promotions	-	-	841	0.17
Insurance	7,995	1.85	9,540	1.92
Legal and Professional Fees	5,643	1.30	2,794	0.56
Meals and Entertainment	2,975	0.69	3,871	0.78
Office Expense	12,018	2.77	6,658	1.34
Payroll Taxes	17,134	3.96	17,744	3.56
Postage and Delivery	386	0.09	464	0.09
Registration Fees	5,942	1.37	5,995	1.20
Rent Expense	24,990	5.77	35,500	7.13
Repairs and Maintenance	3,942	0.91	2,131	0.43
Utilities	9,850	2.27	10,868	2.18
TOTAL OPERATING EXPENSES	430,532	99.40	499,137	100.27
INCOME (LOSS) FROM OPERATIONS	2,613	0.60	(1,338)	(0.27)
INCOME TAX				
Federal Income Tax Expense	869	0.20	436	0.09
State Income Tax Expense	608	0.14	305	0.06
Deferred Income Tax (Income) Expense	-	-	-	-
TOTAL INCOME TAX	1,477	0.34	741	0.15
NET INCOME (LOSS)	$ 1,136	0.26	$ (2,079)	(0.42)

CARDINAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2011	$ 800	$ 34,715	$ 75,625	$ 111,140
Net Loss			(2,079)	(2,079)
BALANCE DATE AT DECEMBER 31, 2012	800	34,715	73,546	109,061
Net Income			1,136	1,136
BALANCE DATE AT DECEMBER 31, 2013	$ 800	$ 34,715	$ 74,682	$ 110,197

CARDINAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 1,136	$ (2,079)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	578	1,235
Deferred Income Tax Expense (Benefit)	-	-
Decrease (Increase) in Operating Assets		
Receivables	(7,529)	(1,286)
Increase (Decrease) in Payable		
Commissions payable	(1,440)	(974)
Accounts payable	(1,491)	1,574
Taxes payable	736	741
Total Adjustments	(9,146)	1,290
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(8,010)	(789)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments (Advances) on Due from Officer	(5,000)	3,067
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5,000)	3,067
CASH FLOWS FROM FINANCING ACTIVITIES:		
	-	-
NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,010)	2,278
CASH AND CASH EQUIVALENTS, beginning of year	40,950	38,672
CASH AND CASH EQUIVALENTS, end of year	$ 27,940	$ 40,950

See Accompanying Notes and Independent Auditors' Report
Holt & Patterson, LLC

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2013 and 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operations beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transaction, investment banking and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Investment banking management fees are recorded on offering date, sales concessions on settlement date. Investment advisory fees are recognized on a cash basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Property and equipment are carried at cost; less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense at December 31, 2013 and 2012, totaled $578 and $1,235, respectively.

The Company has not recorded depreciation in accordance with generally accepted accounting principles. The effects of this departure from generally accepted accounting principles are not material.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS (Continued)

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2013 and 2012. The bad debt expense at December 31, 2013 and 2012, was $-0- in each year.

NOTE 3 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2013 and 2012.

The federal and state income tax returns for the Corporation for 2009, 2010, 2011 and 2012 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2013 and 2012 was $-0- in each year.

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2013 and 2012

NOTE 4 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2013
Depreciation	$ (820)
Contributions (Expires 2014)	812
Contributions (Expires 2015)	225
Contributions (Expires 2016)	2,316
Contributions (Expires 2017)	1,127
	$ 3,660

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2013 and 2012 totaled $24,990 and $35,500, respectively.

NOTE 6 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 and 2012, the Company had net capital of $85,789 and $84,563, respectively, which was $80,789 and $79,563 in excess of its required net capital of $5,000.

NOTE 7 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2013 and 2012 totaled $- and $-, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 21, 2014, the date of the management representation letter and the date the financial statements were available to be issued.

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2013

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 110,197
Deductions and/or charges		
Property and Equipment	1,935	
Other Assets	16,884	
Accounts Receivable	5,589	24,408
Subtotal		
NET CAPITAL		$ 85,789

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 88,078
Net audit adjustments	(2,289)
	$ 85,789

CARDINAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the Year Ended December 31, 2013

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 323
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 80,789
Percentage of Aggregate Indebtedness to Net Capital	6.0%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$ 3,009
Accounts Payable	360
Income Tax Payable	1,477
	$ 4,846

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Cardinal Investments, Inc.

In planning and performing our audit of the financial statements of Cardinal Investments, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be significant deficiencies, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 21, 2014.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from auditing the Company's internally prepared financial statements, which includes drafting the primary financial statements and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation, including the note disclosures, cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC
Chesterfield, MO 63005
February 21, 2014